August 11, 2010

Lilyanna L. Peyser

Attorney Advisor

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:

Form RW-Withdrawal of Request for Accelerated Effectiveness of Registration

My Catalogs Online, Inc.

File No. 333-163439

Dear Ms. Peyser:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), My Catalogs Online, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s first Request for Accelerated Effectiveness of Registration dated August 10, 2010 for effectiveness on August 13, 2010.

The Company requests withdrawal of the Request for Accelerated Effectiveness of Registration due to a typographical error which inaccurately listed the requested time of effectiveness as August 13, 2010 instead of August 12, 2010 which is the correct effectiveness date.

Please forward copies of the order consenting to the withdrawal of the Request for Accelerated Effectiveness of Registration to Kimberly Graus, Esq. 4949 SR 64 E, #141

Bradenton, Florida 34208. Ph. (941) 747-5290.

If you have any questions regarding this application for withdrawal, please call Kimberly Graus, Esq. the Company’s counsel at (941) 747-5290.

Regards,

/s/ Ronald Teblum

Ronald Teblum

Chief Executive Officer